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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARTER CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 HARBOR ROAD
(No. and Street)

SOUTHPORT CT 06890
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL CARTER 203-349-8372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DWORKEN HILLMAN LAMORTE + STERCZALA
(Name – *if individual, state last, first, middle name*)

FOUR CORPORATE DRIVE, SHELTON CT 06484
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RND

OATH OR AFFIRMATION

I, Michael Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARTER CAPITAL CORPORATION

Years Ended December 31, 2018 and 2017

CONTENTS

DHL&S
CPAs AND ADVISORS

(203) 929-3535 | (203) 929-5470 fax | dhls.com

Report of Independent Registered Public Accounting Firm

Shareholders
Carter Capital Corporation
Southport, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Carter Capital Corporation as of December 31, 2018 and 2017, the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carter Capital Corporation as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carter Capital Corporation's management. Our responsibility is to express an opinion on Carter Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Carter Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, during the year ended December 31, 2018, the Company adopted Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers,* using the modified retrospective transition approach. Our opinion is not modified with respect to this matter.

Dworken, Hillman, LaMorte & Sterczala, P.C.
Four Corporate Drive, Suite 488 | Shelton, CT 06484

Supplemental Information

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 ("Computation of Net Capital") has been subjected to audit procedures performed in conjunction with the audit of Carter Capital Corporation's financial statements. The Computation of Net Capital is the responsibility of Carter Capital Corporation's management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the Computation of Net Capital, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Carter Capital Corporation's auditor since 2009.

February 26, 2019
Shelton, Connecticut

DHL&S, P.C.

CARTER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2018	December 31, 2017
Assets		
Current assets:		
Cash	**$27,906**	$33,582
Total Assets	**$27,906**	$33,582
Liabilities and Shareholders' Equity:		
Current liabilities:		
Due to related party	**$0**	$709
Total Current liabilities:	**$0**	$709
Shareholders' Equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	**$21,000**	$21,000
Retained earnings	**6,906**	11,873
Total Shareholders' Equity	**27,906**	32,873
Total Liabilities and Shareholders' Equity	**$27,906**	$33,582

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF INCOME

	Year Ended December 31, 2018	2017
Investment banking, advisory fees, and other revenue	**$1,675,254**	$728,996
Operating expenses:		
Management and related services	**$1,575,000**	$675,000
Salaries and wages	**0**	30,000
Professional fees	**12,550**	10,850
Dues and licenses	**6,180**	6,965
Compliance	**711**	709
Miscellaneous	**80**	362
Total Operating Expenses	**1,594,521**	723,887
Income before income taxes	**$80,733**	$5,110
State income tax	**5,700**	0
Net Income	**$75,033**	$5,110

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2017	$21,000	$6,763	$27,763
Net income		5,110	5,110
Balance, December 31, 2017	$21,000	$11,873	$32,873
Distribution to shareholders		(80,000)	(80,000)
Net income		75,033	75,033
Balance, December 31, 2018	$21,000	$6,906	$27,906

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2018	2017
Cash flows from operating activities:		
Net income	**$75,033**	$5,110
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts payable & accrued expenses	**0**	(2,626)
Due from (to) related party	**(709)**	56
Net cash provided by operating activities	**74,324**	2,540
Cash flows from financing activities:		
Shareholder distribution	**(80,000)**	0
Net cash used by financing activities	**(80,000)**	0
Net change in cash	**(5,676)**	2,540
Cash, beginning	**33,582**	31,042
Cash, ending	**$27,906**	$33,582

See notes to financial statements.

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:
Carter Capital Corporation (the Company) is a broker – dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the statutes of the State of Connecticut in 1987. The Company was formed to handle specific transactions subject to SEC oversight referred to them by a related party, Carter Morse & Goodrich, Inc. The Company also shares office space and employees with Carter Morse & Goodrich, Inc., which is owned by the Company's shareholders.

Significant accounting policies:

Method of accounting:
The Company utilizes the accrual method of accounting for financial reporting.

Revenue recognition:
As of January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09 *Revenue from Contracts with Customers (Topic 606)* with no cumulative effect adjustment under the modified retrospective transition approach and did not have any impact on the Company's financial statements.

The Company provides advisory services on mergers and acquisitions and capital financings. Revenue for advisory assignments is generally recognized at the point in time that performance under the arrangement is completed (i.e.: the closing date of each transaction). Retainers and other non-contingent fees are recognized when the specific performance obligation has been satisfied, generally when the related transaction is consummated. Reimbursed expenses related to these transactions are recorded as revenue.

Income taxes:
The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the shareholders for federal tax purposes.

Effective January 1, 2018, the State of Connecticut implemented a state income tax for all pass through entities. Accordingly, the financial statements include a provision for state income taxes assessed.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2015 are no longer subject to examination by taxing authorities.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Estimates and assumptions:
Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates used.

2. **Related party transactions:**
The Company pays fees for management and related services to an affiliate, Carter Morse & Goodrich, Inc. in accordance with an expense sharing agreement. The fees totaled $1,575,000 and $675,000 for 2018 and 2017, respectively. The Company borrows and advances funds on an as needed basis with Carter Morse & Goodrich, Inc. Any advances are noninterest bearing and are due on demand. At December 31, 2018 and 2017, there were $0 and $709 of outstanding borrowings or advances, respectively.

3. **Concentrations:**
The Company earned essentially all of its revenue from one client in 2018 and one client in 2017 as a result of the successful closing of transactions.

4. **Rule 15c3-3:**
The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis. The Company does not take possession or custody of any client funds or securities.

5. **Vulnerability due to regulatory environment:**
The Company operates in a heavily regulated environment. The operations of the Company are subject to the rules and regulations of federal, state and local regulatory agencies, including, but not limited to, the SEC and FINRA, and are subject to change at any time.

6. **Net capital requirements:**
The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The following is a summary of the Company's net capital position at December 31, 2018 and 2017:

	2018	2017
Net capital	**$27,906**	$32,873
Excess of net capital over the requirement	**$22,906**	$27,873
Aggregate indebtedness to net capital	**0.0 to 1**	0.0 to 1

7. Supplemental disclosure of cash flow information:
Cash paid during the year ended December 31, 2018 for income taxes was $5,700.

CARTER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2018	December 31, 2017
Credits:		
Shareholder's equity	**$27,906**	$32,873
Net capital	**27,906**	32,873
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**5,000**	5,000
Excess of net capital over minimum requirements	**$22,906**	$27,873
Aggregate indebtedness:	**$0**	$709
Ratio of total aggregate indebtedness to net capital	**0.0 to 1**	0.0 to 1

Note: There is no material difference between the computation of Net Capital pursuant to Rule 15c3-1 included in this report and the Company's corresponding December 31, 2018 computation of Net Capital reported to FINRA.

DHL&S
CPAs AND ADVISORS

(203) 929-3535 | (203) 929-5470 fax | dhls.com

Report on Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Shareholders
Carter Capital Corporation
Southport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Carter Capital Corporation (Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check #1095 for $2,513 dated July 20, 2018), noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus filings and general ledger) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

Dworken, Hillman, LaMorte & Sterczala, P.C.
Four Corporate Drive, Suite 488 | Shelton, CT 06484

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2019
Shelton, Connecticut

DHL&S, P.C.

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

4*4*******816*******************ALL FOR AADC 105
40524 FINRA DEC
CARTER CAPITAL CORPORATION
THE TIDE MILL BLDG
99 HARBOR RD
SOUTHPORT, CT 06890-1316

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,512.88

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,512.88)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ —

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carter Capital Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11 day of January, 2019.

Ramsey D. Goodrich, Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,675,254 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0.00
Total deductions	0.00
2d. SIPC Net Operating Revenues	$ 1,675,254
2e. General Assessment @ .0015	$ 2512.88
	(to page 1, line 2.A.)